Westport Fuel Systems



Dear Fellow Shareholders,

Without question, 2020 proved to be both a year of unique challenges, and yet, important progress. The COVID-19 pandemic brought significant headwinds and uncertainty to the global economy and to our business. It also created unexpected opportunities, which were uncovered and secured by our dedicated, resilient Westport Fuel Systems team. I would like to first acknowledge the steps taken by every one of our employees to ensure the safety of our colleagues, customers and our communities throughout the pandemic, and commend them for their commitment to serve our customers and to persevere in our quest to deliver clean, affordable transportation solutions.

In March we suspended operations at our main production facilities in Brescia, Cherasco and Albinea in Italy, the epicenter of the original outbreak in Europe. As the pandemic made its way around the world, our teams continued to follow local government guidelines and protocols in each jurisdiction where we operate, and showed tremendous fortitude to safely resume operations at all our locations.

In response to the pandemic we took steps to strengthen our balance sheet, shore up liquidity and reduce our cost of capital at the same time. We implemented several austerity measures, including actions to reduce costs, such as salary reductions and other compensation deferrals, and critically prioritized our projects and capital expenditures. We were able to access government support programs in most every country we call home: Canada, Italy, Sweden, Argentina and the Netherlands and we worked with our key lenders to emerge stronger and well positioned for our next growth chapter.

Throughout these tumultuous times for our business, the world's focus on decarbonizing transportation, global climate change and the need to improve urban air quality have not disappeared. The need to efficiently move goods has only grown. The world needs affordable, clean transportation more than ever.

In the second half of the year, our heavy-duty transportation business recovered as adoption rates continued to grow, particularly in Europe, where sales volumes of our flagship HPDI™ 2.0 systems surpassed the same period in 2019. Fleets have recognized the need to improve their sustainability performance, while simultaneously reducing their total cost of operations.

Similarly, our hydrogen business, although relatively small today, grew by 75%. Hydrogen use in an internal combustion engine with our HPDI fuel system could offer another cost-competitive pathway to reduce CO2 emissions from transportation, and we were pleased to announce the start of a new research project with a global partner at the start of this year, extending our position at the forefront of innovation in clean transportation solutions.

We saw green shoots of optimism in critical markets like India and China, supported by a strong regulatory environment with stringent emissions standards and growing infrastructure for natural and renewable natural gas.

Our joint venture with Weichai Power secured certification for the WP12 natural gas engine powered by HPDI 2.0 in China. The long-term potential of HPDI in China, the largest natural gas commercial vehicle market in the world, remains compelling.

Westport Fuel Systems has been at the forefront of the shift to cleaner, lower-carbon and cost-competitive alternative fuels for transportation around the world. We transparently reported our Environmental, Social and Governance performance, and commit to keep improving our efforts as a socially, economically and environmentally responsible company.

Westport Fuel Systems



This was a year in which we, our industry and indeed the world, were put to the test and I am justifiably proud of our performance. We are poised for growth, we remain top-ranked by analysts and our many satisfied customers, and our momentum is growing.

Going forward, the outlook for the markets we serve remains strong. Further acknowledgment and adoption from governments for natural gas and supporting infrastructure continues to be encouraging. This adoption signifies the push for affordable, clan transportation that can bolster their economies while providing an affordable path to net zero carbon with bio-fuels. In markets that we are targeting for growth such as India and Africa, momentum for this adoption is becoming more evident.

There is an increasing recognition globally that gaseous fuels play an important role in enabling clean affordable transportation from passenger vehicles to commercial vehicles and also in off-road markets like material handling and mining. We are excited to be at forefront of this shift to cleaner, lower-carbon and cost-competitive alternative fuels for transportation around the world.

I want to thank our Board of Directors for their continued guidance and support. With an unmatched team, a strong commitment to continued operational excellence and the drive to deliver compelling economic and environmental benefits to our customers, I am confident our future is brighter than ever.

Sincerely,

David M. Johnson